

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Jack Kopnisky
President and Chief Executive Officer
Provident New York Bancorp
400 Rella Blvd.
Montebello, New York 10901

Re: **Provident New York Bancorp**
Registration Statement on Form S-4
Filed June 4, 2013
File No. 333-189098
Form 10-K for the Period Ended September 30, 2012
Filed December 14, 2012
File No. 001-35385

Dear Mr. Kopnisky:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the staff with the board books.

2. Please revise to include Provident's financial projections and confirm that Sterling's were not given to Provident or its financial advisors.

3. Please use a readable type size throughout. The type in Comparison of Stockholders' Rights, for example, is too small.

Joint Proxy Statement/Prospectus Cover Page

4. Please indicate how many shares you are offering. See Item 501(b)(2) of Regulation S-
   K.

The Merger is Intended to Be Tax-Free…, page 16

5. Revise the subheading and body to state that you have received opinions that the
   transaction will be tax free to shareholders. In addition, state that you filed the legal
   opinion as an exhibit to the registration statement. Also revise the main tax section in
   response to this comment.

Provident's Officers and Directors Have Financial Interests in the Merger that Differ from Your
Interests , page 16

Sterling's Officers and Directors Have Financial Interests in the Merger that Differ from Your
Interests , page 17

6. Quantify the value of the officers' and directors' interests in the merger that are different
   from the interests of other shareholders. In the Summary, aggregate amounts by
   compensation type are sufficient. Provide full disclosure and quantification in the main
   section.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

7. With regard to pro forma adjustments A, K, L and U please remove these pro forma
   adjustments from your next amendment or tell us how these adjustments give effect to
   events that are (i) directly attributable to the transaction, (ii) expected to have a
   continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-
   02 (b) (6) of Regulation S-X. Please also revise pro forma adjustment X to update the
   income tax provision adjustment for the removal of pro forma adjustments that affect the
   income statement. Please also tell us why you wrote-off the Sterling FHLB prepayment
   penalty of $2.5 million in pro forma adjustment K when you do not pay-off the FHLB
   advances to Sterling in your combined pro forma.

8. You reflected a pro forma adjustment of $33 million for expected credit losses in
   Sterling's loan portfolio in your pro formas which appears to be based on 1.8%. This
   loan loss reserve appears to equate to an allowance for loan and lease losses that is 6.31
   times the amount of your non-performing loans at March 31, 2013. Please tell us the
   factors that you considered in setting the adjustment amount given the small amount of
   Sterling's non-performing assets at March 31, 2013, the noted improvement in various
   asset credit quality indicators and Sterling's cumulative net loan charge-offs of $18.1
   million for the 2011 and 2012 fiscal years. Additional supporting details regarding the
   specific nature of the due diligence you performed and generally referred to in the
   adjustment would be helpful to provide as well.

9. Please clarify why the pro forma adjustment to loans labeled C refers to expected credit losses in Sterling's loan portfolio since you disclose that the amount of the allowance for loan losses is based on probable incurred credit losses.

The Merger, page 75

Background of the Merger, page 75

10. Clarify how the exchange ratio was determined.

11. Discuss how the key merger terms evolved from the informal negotiations in early 2012 to each board's approval of the draft agreement on March 28 and April 2, 2013, respectively.

12. Clarify how the terms of the agreement changed between the draft agreement and final agreement approved by the boards on April 3.

13. State the reasons for each company engaging two financial advisors to give fairness opinions.

14. Explain for each party how the decision was made not to consider alternative transactions or merger partners or to shop the transaction.

Opinion of Keefe, Bruyette & Woods, page 89

15. Quantify the compensation received for investment banking services during the past two years from Sterling in the last paragraph on page 97.

Opinion of BofA Merrill Lynch, page 99

16. Quantify the compensation received from Provident for investment banking services during the past two years, and indicate how much BofA Merrill will receive for the other services in connection with the merger that are described on page 105.

Material U.S. Federal Income Tax Consequences of the Merger, page 142

Tax Consequences of the Merger Generally, page 143

17. Revise the first paragraph to clarify that you have opinions of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received. State that these opinions are filed as exhibits.

18. Revise to either include or summarize the opinions of counsel.

19. Please delete the phrase "for general information purposes only" on page 144. It is inappropriate.

Comparative Market Prices and Dividends, page 154

20. Please revise to provide the per share equivalent market price information required by Item 3(g) of Form S-4.

Transactions with Sterling and Other Matters, page 162

21. Revise the disclosure to state, if true, that all loans were made in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans *with persons not related to the lender*. Refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Security Ownership of Sterling Directors, page 169

22. Please identify the natural person who is the beneficial owner of the shares held by DePrince, Race.

Where You Can Find More Information, page 215

23. You can incorporate proxy statements filed in the future, but not those previously filed. Please revise.

Provident New York Bancorp

Form 10-K for the Period Ended September 30, 2012

Item 9A. Controls and Procedures, page 120

24. We note your disclosure in Management's Report on Internal Control over Financial Reporting of the material weaknesses related to the provision for income taxes or deferred income taxes and pension accounting. Please tell us the following:

- How you identified the material weaknesses;
- How you concluded that the provision for income taxes or deferred taxes and pension accounting was properly accounted for at September 30, 2012 and the subsequent interim periods in 2013;
- The amount of audit adjustments arising from these deficiencies that were recorded in the financial statements during 2012, the period in which the charge-offs should have been recorded and how you determined that you did not have a material error in your 2012 or earlier period financial statements and how you concluded that you were not required to restate prior financial statements because of materiality.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving, Staff Accountant, at 202-551-3321 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief